UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

EMISPHERE TECHNOLOGIES, INC.

(Name of Issuer)

   Common Stock, Par Value $.01 Per Share
(Title of Class of Securities)

           291345106
(CUSIP Number)

Doron Lipshitz, Esq.
Stroock & Stroock & Lavan LLP
180 Maiden Lane
New York, New York 10038
          (212) 806-5400
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

    May 9, 2006
(Date of Event which Requires Filing
of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [X].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on following pages
Page 1 of 32 Pages

SCHEDULE 13D

CUSIP No.: 291345106	Page 2 of 32 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) MHR CAPITAL PARTNERS MASTER ACCOUNT LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) [ ] (a) [X] (b)

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions) WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION Anguilla, British West Indies

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER 4,770,587 SHARED VOTING POWER 0 SOLE DISPOSITIVE POWER 4,770,587 SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,770,587

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.2%

14	TYPE OF REPORTING PERSON (See Instructions) PN

SCHEDULE 13D

CUSIP No.: 291345106	Page 3 of 32 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) MHR ADVISORS LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) [ ] (a) [X] (b)

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions) AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER 5,422,144 SHARED VOTING POWER 0 SOLE DISPOSITIVE POWER 5,422,144 SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,422,144

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.2%

14	TYPE OF REPORTING PERSON (See Instructions) OO

SCHEDULE 13D

CUSIP No.: 291345106	Page 4 of 32 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) MHR INSTITUTIONAL PARTNERS IIA LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) [ ] (a) [X] (b)

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions) WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER 2,731,164 SHARED VOTING POWER 0 SOLE DISPOSITIVE POWER 2,731,164 SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,731,164

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.1%

14	TYPE OF REPORTING PERSON (See Instructions) PN

SCHEDULE 13D

CUSIP No.: 291345106	Page 5 of 32 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) MHR INSTITUTIONAL ADVISORS II LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) [ ] (a) [X] (b)

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions) AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER 3,815,258 SHARED VOTING POWER 0 SOLE DISPOSITIVE POWER 3,815,258 SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,815,258

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.3%

14	TYPE OF REPORTING PERSON (See Instructions) OO

SCHEDULE 13D

CUSIP No.: 291345106	Page 6 of 32 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) MHR FUND MANAGEMENT, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) [ ] (a) [X] (b)

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions) AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER 9,237,402 SHARED VOTING POWER 0 SOLE DISPOSITIVE POWER 9,237,402 SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,237,402

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 28.1%

14	TYPE OF REPORTING PERSON (See Instructions) OO

SCHEDULE 13D

CUSIP No.: 291345106	Page 7 of 3 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) MARK H. RACHESKY, M.D.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) [ ] (a) [X] (b)

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions) AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER 9,237,402 SHARED VOTING POWER 0 SOLE DISPOSITIVE POWER 9,237,402 SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,237,402

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 28.1%

14	TYPE OF REPORTING PERSON (See Instructions) IN; HC

           This Statement on Schedule 13D amends and supplements the Statement on Schedule 13D filed on October 6, 2005 (the “Initial 13D”), as amended by Amendment No. 1, filed on January 17, 2006 (“Amendment No. 1”), and relates to shares of common stock, par value $0.01 per share (the “Shares”), of Emisphere Technologies, Inc. (the “Issuer”). This Amendment No. 2 is being filed by the Reporting Persons to report the increase in the number of Shares which the Reporting Persons may be deemed to beneficially own and to add certain additional Reporting Persons. Certain of the securities reported herein were previously reported on Schedule 13G, which was filed on April 8, 2005 (the “Schedule 13G”).

Item 1. Security and Interest

           This Statement relates to the Shares. The address of the principal executive office of the Issuer is 765 Old Saw Mill River Road, Tarrytown, New York 10591.

Item 2. Identity and Background

           This Statement is being filed on behalf of each of the following persons (collectively, the “Reporting Persons”):

(i)	MHR Capital Partners Master Account LP (“Master Account”);

(ii)	MHR Advisors LLC (“Advisors”);

(iii)	MHR Institutional Partners IIA LP (“Institutional Partners IIA”);

(iv)	MHR Institutional Advisors II LLC (“Institutional Advisors II”);

(v)	MHR Fund Management LLC (“Fund Management”); and

(vi)	Mark H. Rachesky, M.D. (“Dr. Rachesky”).

           This Statement relates to securities held for the accounts of each of Master Account, a limited partnership organized in Anguilla, British West Indies, MHR Capital Partners (100) LP (“Capital Partners (100)”), MHR Institutional Partners II LP (“Institutional Partners II”) and Institutional Partners IIA, each (other than Master Account) a Delaware limited partnership. Advisors is the general partner of each of Master Account and Capital Partners (100) and, in such capacity, may be deemed to beneficially own the securities held for the accounts of each of Master Account and Capital Partners (100). Institutional Advisors II is the general partner of each of Institutional Partners II and Institutional Partners IIA and, in such capacity, may be deemed to beneficially own the securities held for the accounts of each of Institutional Partners II and Institutional Partners IIA. Fund Management is a Delaware limited liability company that is an affiliate of and has an investment management agreement with Master Account, Capital Partners (100), Institutional Partners II, Institutional Partners IIA and other affiliated entities, pursuant to which it has the power to vote or direct the vote and to dispose or to direct the disposition of the Shares reported herein and, accordingly, Fund Management may be deemed to beneficially own the Shares reported herein which are held for the account of each of Master Account, Capital Partners (100), Institutional Partners II and Institutional Partners IIA. Dr. Rachesky is the managing member of Advisors and Institutional Advisors II and, in such capacity, may be deemed to beneficially own the securities held for the accounts of each of Master Account, Capital Partners (100), Institutional Partners II and Institutional Partners IIA.

           MHR Capital Partners (500) LP (f/k/a MHR Capital Partners LP), an affiliate of the Reporting Persons (“Capital Partners (500)”), previously reported ownership of Shares of the Issuer on the Schedule 13G, the Initial 13D and Amendment No. 1. On February 8, 2006, Capital Partners (500) transferred all of the securities owned by Capital Partners (500) as of such date to Master Account and thereupon ceased to beneficially own any Shares of the Issuer (as determined in accordance with Rule 13d-3(a) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)).

         The Reporting Persons:

           The principal business of Master Account and Institutional Partners IIA is investment in securities.

           Advisors is a Delaware limited liability company and the general partner of Master Account and Capital Partners (100). The principal business of Advisors is to provide management and advisory services to Master Account and Capital Partners (100). Institutional Advisors II is a Delaware limited liability company and the general partner of each of Institutional Partners II and Institutional Partners IIA. The principal business of Institutional Advisors II is to provide management and advisory services to each of Institutional Partners II and Institutional Partners IIA. Current information concerning the identity and background of the directors and officers of Advisors and Institutional Advisors II is set forth in Annex A hereto, which is incorporated by reference in response to this Item 2.

           The principal business of Fund Management is to provide management and advisory services to each of Master Account, Capital Partners (100), Institutional Partners II and Institutional Partners IIA and other affiliated entities. Current information concerning the identity and background of the directors and officers of Fund Management is set forth in Annex A hereto which is incorporated herein by reference in response to this Item 2.

           Dr. Rachesky is the managing member of Advisors and Institutional Advisors II. The principal occupation of Dr. Rachesky, a United States citizen, is investment management.

           Each Reporting Person’s principal business address is 40 West 57th Street, 24th Floor, New York, N.Y. 10019.

           During the past five years, none of the Reporting Persons and, to the best of the Reporting Persons’ knowledge, no other person identified in response to this Item 2 has been (a) convicted in a criminal proceeding or (b) been a party to any civil proceeding of a judicial or administrative body as a result of which he or it has been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

           Between February 16, 2005 and March 15, 2005, Capital Partners (500) purchased an aggregate of 661,038 Shares in brokerage transactions for prices ranging from $3.5373 to $5.3141 per Share for an aggregate price of $3,202,221. The source of the funds for such purchases was Capital Partners (500)‘s working capital. Between February 16, 2005 and March 15, 2005, Capital Partners (100) purchased an aggregate of 88,962 Shares in market transactions for prices ranging from $3.5373 to $5.3141 per Share for an aggregate price of $430,490. The source of the funds for such purchases was Capital Partners (100)‘s working capital.

           On March 31, 2005, Capital Partners (500) purchased from the Issuer units consisting of an aggregate of 2,195,698 Shares and warrants (“Warrants”) to purchase an aggregate of 823,387 Shares for an aggregate purchase price of $8,640,072. On March 31, 2005, Capital Partners (100) purchased from the Issuer units consisting of an aggregate of 304,302 Shares and Warrants to purchase an aggregate of 114,114 Shares for an aggregate purchase price of $1,197,428. The source of the funds for such purchases was Capital Partners (500)‘s and Capital Partners (100)‘s working capital.

           Pursuant to the Investment Agreement (described under Item 4 below), on September 26, 2005, the Issuer granted Capital Partners (500), Capital Partners (100), Institutional Partners II and Institutional Partners IIA the Warrant Purchase Option (defined below). The Investor (defined in Item 4 below) exercised the Warrant Purchase Option effective as of April 10, 2006, and received Warrants exercisable into 617,211 Shares of the Issuer’s Common Stock. The source of the funds for such exercise was the Investor’s working capital.

           At a special meeting of stockholders of the Issuer held on January 17, 2006, the Issuer obtained the Stockholder Approval as defined and described in Item 4 below. At such time, the Reporting Persons became entitled, but not obligated, to exchange their interests in the Secured Loan for the Convertible Notes pursuant to the provisions of the Investment Agreement and the Loan Agreement, as described more fully in Item 4 below. The source of funds for the funding of the Secured Loan was Capital Partners (500)‘s, Capital Partners (100)‘s, Institutional Partners II’s and Institutional Partners IIA’s working capital.

           On May 5, 2006, the Investor exercised its right to exchange its interests in the Secured Loan for the Convertible Notes pursuant to the provisions of the Investment Agreement. The closing of this exchange is scheduled to occur on or about May 15, 2006. In such exercise, the Investor will receive Convertible Notes exercisable for an aggregate of approximately 4,022,817 Shares.

           On May 9, 2006, the Investor purchased 960,000 Shares for $8.26 per share pursuant to a registered offering by the Issuer. The source of the funds for such purchases was working capital.

Item 4. Purpose of Transaction

           All of the Shares reported herein as having been acquired for the accounts of Master Account, Capital Partners (100), Institutional Partners II and Institutional Partners IIA were acquired or disposed of for investment purposes. Except as otherwise set forth in this statement, none of the Reporting Persons currently has plans or proposals which relate to or which would result in any of the actions or transactions described in paragraphs (a) through (j) of Item 4 of the instructions to Schedule 13D. However, from time to time the Reporting Persons may evaluate the possibility of disposing of Shares, or entering into various corporate transactions involving the Issuer. The Reporting Persons reserve the right to formulate plans or proposals regarding the Issuer or any of its securities and to carry out any of the actions or transactions described in paragraphs (a) through (j) of Item 4 of the instructions to this Schedule 13D, to the extent deemed advisable by the Reporting Persons.

           From time to time each of the Reporting Persons may lend portfolio securities to brokers, banks or other financial institutions. These loans typically obligate the borrower to return the securities, or an equal amount of securities of the same class, to the lender and typically provide that the borrower is entitled to exercise voting rights and retain dividends during the term of the loan. From time to time, to the extent permitted by applicable law, each of the Reporting Persons may borrow securities, including the Shares, for the purpose of effecting, and may effect, short sale transactions, and may purchase securities for the purpose of closing out short sale positions in such securities.

          Investment and Exchange Agreement

           On September 26, 2005, the Issuer and Capital Partners (500), Capital Partners (100), Institutional Partners II and Institutional Partners IIA (collectively, the “Investor”) executed an Investment and Exchange Agreement (the “Investment Agreement”). The following is a summary description of the material terms of the Investment Agreement and is qualified in its entirety by reference to the terms of the Investment Agreement, which is filed as Exhibit 2 hereto and is incorporated herein by reference.

         A.     The Transactions

           Pursuant to the Loan Agreement described below, on September 26, 2005, Institutional Partners IIA made a loan to the Issuer in the amount of $15,000,000 (the “Secured Loan”). After the Closing, Institutional Partners IIA transferred portions of its interests in the Secured Loan to the other entities comprising the Investor. As described above, on February 8, 2006, Capital Partners (500) transferred all of its securities of the Issuer to Master Account. Accordingly, references herein to the “Investor” shall include Master Account from and after February 8, 2006.

           Pursuant to the Investment Agreement, on January 17, 2006, the Issuer held a meeting of its stockholders (the “Stockholders Meeting”) for the purpose of obtaining their approval (the “Stockholder Approval”) of the transactions described in the Investment Agreement, including amendments to the Issuer’s Certificate of Incorporation to provide for certain board representation rights (as described below) for the Investor and the exchange of the Secured Loan for Convertible Notes. See “Senior Secured Term Loan Agreement – Exchange of Secured Loan for Convertible Notes” and “Convertible Notes” below.

           B.     Board Representation Rights

           The Investor has the right to nominate one director (the “MHR Nominee”) and designate one observer (the “MHR Observer”) to the Issuer’s Board of Directors. The MHR Observer is permitted to attend meetings of the Board of Directors and its committees solely in a non-voting capacity. Pursuant to the Investment Agreement, effective September 26, 2005, the Board of Directors elected Dr. Rachesky to the Board of Directors as the MHR Nominee. In his capacity as a Director of the Issuer, Dr. Rachesky may have influence over the corporate activities of the Issuer, including activities which may relate to transactions described in Subparagraphs (a) through (j) of Item 4 of Schedule 13D. In addition, pursuant to the Investment Agreement, the Investor and the Board of Directors mutually agreed upon and nominated, and as of October 12, 2005 the Board of Directors elected, Dr. Michael Weiser as an independent director (the “Mutual Director”).

           Pursuant to the Investment Agreement, at the Stockholders Meeting, the Issuer obtained stockholder approval of certain amendments to the Issuer’s Amended and Restated Certificate of Incorporation which include, among other things, certain provisions relating to the Investor’s rights to appoint directors to the Board of Directors and election and removal of the MHR Nominee and the Mutual Director, as are set forth in the amendment to the Issuer’s Amended and Restated Certificate of Incorporation which was approved by the Issuer’s stockholders at the Stockholders Meeting.

           C.      Preemption and Antidilution Rights

           After the date of the Investment Agreement, the Investor became entitled to customary antidilution protection, including preemptive rights with respect to any issuances of common stock or common stock equivalents by the Issuer.

           D.      Amendment to Warrants

           The Issuer and each of Capital Partners (100) and Capital Partners (500) amended, as of the Closing Date, Warrants A3 and A4, respectively. The amendments increased the existing anti-dilution protection of the Warrants by adding both (i) Full Ratchet Protection (as defined below) in the event of any issuance of securities by the Issuer with a purchase price, conversion price or exercise price less than the exercise price of the Warrants and (ii) Weighted Average Protection (as defined below) in the event of an issuance of securities by the Issuer with a purchase price, conversion price or exercise price less than the market price of the Common Stock at the time of such issuance. Each of Capital Partners (100) and Master Account (as successor to Capital Partners (500)) is entitled to purchase 47,152 and 340,222 shares of Common Stock, respectively, at an exercise price of $4.00 per Warrant.

           E.      Warrant Purchase Option

           On any date more than 45 days after the Closing Date (as defined below), the Investor had the option to purchase from the Issuer, in whole or in part, and the Issuer was required to sell to the Investor, warrants to purchase up to 617,211 Shares at $0.01 for each of the first 67,084 warrants and $1.00 per warrant for each additional warrant (the “Warrant Purchase Option”). These warrants have an exercise price of $4.00, expire on a date six years after the Closing Date and otherwise are entitled to customary anti-dilution protection. The Warrant Purchase Option was exercised effective as of April 10, 2006.

           F.      Rights Agreement Amendment

           The Issuer and Mellon Investor Services, LLC, the Rights Agent, amended the Rights Agreement, dated as of February 23, 1996 and restated as of June 7, 2001 (the “Rights Agreement”) to exempt Institutional Partners II and Institutional Partners IIA, together with any of their affiliates, from the definition of Acquiring Person (as such term is defined in the Rights Agreement).

            Senior Secured Term Loan Agreement

           On September 26, 2005 (the “Closing Date”), the Issuer, as Borrower, and Institutional Partners IIA, as Lender (“Lender”), entered into a Senior Secured Term Loan Agreement (the “Loan Agreement”), pursuant to which the Lender made the Secured Loan to the Issuer. The following is a summary description of the material terms of the Loan Agreement and the promissory note issued pursuant thereto and is qualified in its entirety by reference to the terms of the Loan Agreement, which is filed as Exhibit 3 hereto and is incorporated herein by reference. Immediately after the Closing, the Lender transferred certain interests in the Secured Loan, as described under “The Transactions” above.

           A.      Principal; Maturity; Security

           The initial principal amount of the Secured Loan is $15,000,000. The maturity date of the Secured Loan is September 26, 2012 (the “Maturity Date”). All payments and obligations under the Loan Agreement are secured by a first priority lien on substantially all of the assets of the Issuer, including the funds held in the disbursement account (discussed below), pursuant to the Pledge and Security Agreement entered into in connection with the Loan Agreement (the “Security Agreement”), which is filed as Exhibit 4 hereto and is incorporated herein by reference.

           B.      Interest

          Interest on the Secured Loan accrues at a per annum rate of 11.00% (“Secured Loan Interest Rate”), compounded monthly from the Closing Date. Upon occurrence of an “Event of Default” under the Loan Agreement and notice from the Lender, interest on the Secured Loan will accrue at a rate per annum equal to the Secured Loan Interest Rate plus 2.00%. Each interest payment will accrue and be paid (i) in cash quarterly in arrears on March 31, June 30, September 30 and December 31 of each year, (ii) in cash upon the earliest to occur of the redemption date upon a change of control of the Issuer (discussed below) or an Event of Default, or (iii) in Convertible Notes on the date of the consummation of the Exchange (as defined below).

           C.      Exchange of Secured Loan for Convertible Notes

           Upon the Issuer obtaining the Stockholder Approval on January 17, 2006, the Investor became entitled, but not obligated, to exchange the Secured Loan (the “Exchange”), in whole but not in part, into an 11.00% Senior Secured Convertible Note of the Issuer (the “Convertible Note”) having a principal amount equal to (i) the principal amount of the Secured Loan plus (ii) the amount of accrued but unpaid interest on the principal amount of the Secured Loan at the Secured Loan Interest Rate, from the Closing Date until the date of the Exchange. On May 9, 2006, the Investor exercised the Exchange. The Exchange is scheduled to occur on or about May 15, 2006.

           D.      Disbursement Account

           The proceeds of the Secured Loan were disbursed to an investment account which has been pledged to the Lender to secure repayment of the Secured Loan and which the Lender has sole authority, between the Issuer and the Lender, to permit the Issuer to withdraw the funds therein (other than any interest earned thereon). On the request of the Issuer, funds in this account shall be disbursed to an operating account of the Issuer to the extent such requested amounts for any period are not in excess of 103% of amounts in the Issuer’s budget for such period, and provided that Issuer certifies to the Lender that no event of default has occurred, no material adverse change has occurred and the Issuer’s representations and warranties under the Loan Agreement continue to be true and correct. Upon the request of the Lender the funds in this account will be transferred to a separate account, pledged to the Lender to secure repayment of the Secured Loan, in which the Lender has an ownership interest in addition to the security interest granted pursuant to the Loan Agreement, or such other account as is acceptable to the Lender.

           E.      Ranking

           The Secured Loan is senior indebtedness of the Issuer, ranking senior to all other indebtedness of the Issuer in all respects, including senior in right of payment in full in cash; provided, however, that notwithstanding such ranking and first priority security interest, the indebtedness of the Issuer under the $10,000,000 Convertible Promissory Note dated December 1, 2004, to the order of Novartis Pharma AG (the “Novartis Note”), ranks pari passu in right of payment with the Secured Loan.

           F.      Redemption Upon Change of Control

           Upon any change of control of the Issuer, Lender has the right to require the Issuer to purchase the Secured Loan by paying Lender an amount equal to 104% of the outstanding principal amount of the Secured Loan plus any accrued and unpaid interest thereon, calculated at the Secured Loan Interest Rate, through the redemption date (the “Redemption Date”).

           G.      Other Provisions

           The Loan Agreement also contains representations, warranties and covenants of the types customary in a secured lending arrangement of this size and purpose.

           Convertible Notes

           Upon the Issuer obtaining the Stockholder Approval on January 17, 2006, the Investor became, and as of the date of this Statement is, entitled, but not obligated, to effect the Exchange. As stated above, on May 9, 2006, the Investor exercised the Exchange. The Exchange is scheduled to occur on or about May 15, 2006.

           A.      Maturity; Interest

           The maturity date of the Convertible Notes will be the same as the Maturity Date under the Loan Agreement. Interest on the Convertible Notes will accrue at a rate equal to 11.00% per annum, compounded monthly, and will be payable monthly in arrears in kind through issuance to Lender of additional Convertible Notes, up to and including the Maturity Date.

           B.      Conversion; Anti-Dilution

           The Convertible Notes will be convertible, in whole or in part, at any time and from time to time, into Shares at an initial per share conversion price equal to $3.78 (the “Conversion Price”), subject to anti-dilution adjustments described below.

           The Convertible Notes will provide for customary anti-dilution protection and pre-emptive rights including (x)(i) full ratchet anti-dilution protection, including adjustments to the Conversion Price in the event of issuances of common stock or common stock equivalents at a price that is below the Conversion Price (with carve outs for options to employees and consultants under employee stock purchase and other equity plans in effect as of the Closing Date which are granted in the ordinary course of business and consistent with past practice) (“Full Ratchet Protection”), (ii) weighted average anti-dilution protection in the event of issuances of common stock or common stock equivalents at a price that is below the then-current market price of common stock (with carve outs for options to employees and consultants under employee stock purchase and other equity plans in effect as of the Closing Date which are granted in the ordinary course of business and consistent with past practice) (“Weighted Average Protection”), and (y) pre-emptive rights with respect to any issuances of common stock of the Issuer. The foregoing anti-dilution protections shall not apply to issuance of common stock or common stock equivalents: (i) at a price that is at or above the current market price at the time of issuance and (ii) for a total consideration of less than $10,000,000 during any 24-month period.

           C.      Optional Redemption

           The Issuer may redeem the Convertible Notes, in whole or in part, at any time after the date that is five years after the Closing Date, at a redemption price equal to the principal amount of the Convertible Notes, plus accrued and unpaid interest thereon, if (i) the closing price of the Issuer’s common stock on any day on or after the fifth anniversary of the Closing Date has been greater than $30 for at least 40 consecutive trading days, which calculation may include the 40 trading days prior to the fifth anniversary of the Closing Date and (ii) at the time of any such redemption all the underlying common stock subject to such redemption is freely transferable by the Lender without any restriction pursuant to registration or exemption under all applicable securities laws.

           D.      Redemption Upon Change of Control

           Upon change of control of the Issuer on or prior to the fourth anniversary of the Closing Date, Lender shall have the right to require the Issuer to purchase the Convertible Notes by paying the Issuer a redemption premium, calculated as a percentage of the principal amount of the Convertible Notes plus any accrued and unpaid interest thereon through the Redemption Date, equal to the following:

Year 1 2 3 4	Redemption Premium 104% 103% 102% 101%

           E.      Security

           All payments and obligations under the Convertible Notes will be secured by a first priority lien on substantially all of the assets of the Issuer pursuant to the Security Agreement.

           F.      Ranking

           The obligations under the Convertible Notes shall be senior indebtedness of the Issuer, ranking senior to all other indebtedness of the Issuer in all respects, including senior in right of payment in full in cash; provided, however, that notwithstanding such ranking and first priority security interest, the indebtedness of the Issuer under the Novartis Note shall not be required to be subordinated to, and shall rank pari passu in right of payment with, the obligations under the Convertible Notes. The obligations under the Convertible Notes shall be executed and delivered in substitution for, but not in satisfaction of, the obligations under the Loan Agreement and the other Loan Documents referred to therein and the obligations under the Convertible Notes shall not constitute a refinancing, substitution or novation of the obligations under the Loan Agreement and the other Loan Documents referred to therein.

           G.      Other Provisions

           The Convertible Notes will also contain representations, warranties and covenants of the types customary in a secured lending arrangement of this size and purpose, and substantially identical to those in the Loan Agreement.

           Registration Rights Agreement

           In connection with the Investment Agreement and the Loan Agreement, the Issuer and the Investor executed a registration rights agreement (as it may be amended from time to time, the “Registration Rights Agreement”). The following is a summary description of the material terms of the Registration Rights Agreement and is qualified in its entirety by reference to the terms of the Registration Rights Agreement, which is filed as Exhibit 5 hereto and is incorporated herein by reference. Each capitalized term that is not otherwise defined in this Section shall have the meaning ascribed to such term in the Registration Rights Agreement.

           The Issuer granted registration rights to the Investor and any of their respective assignees that become parties to the Registration Rights Agreement (each an “Additional Holder” and together with the Investor, the “Holders” and each a “Holder”) with respect to the securities of the Issuer, including the Convertible Note, the Shares (including the Shares into which the Convertible Note is convertible) and the Warrants to purchase Shares, held by such entities at any time now or in the future, as set forth in more detail in the Registration Rights Agreement (the “Registrable Securities”).

           A.      Demand Registration Rights

           Any Holder that owns at least 10% of the Registrable Securities may require the Issuer, on no more than three (3) occasions, to file a registration statement under the Securities Act of 1933, as amended (the “Securities Act”) with respect to an offering of the Registrable Securities held by any such Holder.

           The Issuer is not required to effect any registration within three months after the effective date of a registration statement relating to any underwritten offering, including any such offering effected pursuant to a demand registration under the Registration Rights Agreement.

           B.      Piggy-back Registration Rights

           If the Issuer proposes to file a registration statement under the Securities Act with respect to an offering of any securities of the Issuer on a form that would permit registration of Registrable Securities, then the Holders have the right to include their Registrable Securities in the registration statement, subject to the specific limitations set forth in the Registration Rights Agreement.

           C.      Form S-3 Registration Rights

           Each of the Holders has the right to require, on an unlimited number of occasions, that the Issuer register their Registrable Securities on a “Form S-3” or other short-form registration statement that may be available, subject to the specific limitations set forth in the Registration Rights Agreement.

           D.      Shelf Registration Rights

           In addition to the demand registration rights and other rights described above, pursuant to the Registration Rights Agreement, on November 22, 2005, the Issuer filed a shelf registration statement relating to all of the Registrable Securities (other than (a) the Convertible Note, (b) the Shares issued upon conversion of the Convertible Note, and (c) any and all additional Shares or securities that may be acquired or received by the Holders or issued or distributed or be issuable with respect thereto by way of a stock dividend, stock split or reverse stock split or in connection with a combination of shares, recapitalization, merger, consolidation or otherwise, and any securities issued in exchange for or in replacement of the foregoing securities) for offerings on a continuous or delayed basis pursuant to Rule 415 under the Securities Act. Such shelf registration statement became effective on December 6, 2005. In addition, within thirty (30) days following the date of the Exchange, the Issuer is required to file a shelf registration statement relating to the (a) the Convertible Note, (b) the Shares issued upon conversion of the Convertible Note, and (c) any and all additional Shares or securities that may be acquired or received by the Holders or issued or distributed or be issuable with respect thereto by way of a stock dividend, stock split or reverse stock split or in connection with a combination of shares, recapitalization, merger, consolidation or otherwise, and any securities issued in exchange for or in replacement of the foregoing securities, for offerings on a continuous or delayed basis pursuant to Rule 415 under the Securities Act.

           In addition, the Registration Rights Agreement includes customary suspension, underwriter “cut back,” indemnification, expense reimbursement and contribution provisions.

           Amendments to the Issuer’s By-Laws

           In connection with the transactions contemplated by the Loan Agreement and the Investment Agreement, the Issuer’s Board of Directors approved the following amendments to the Issuer’s By-Laws (the “By-Laws”):

•	The MHR Nominee may be nominated for election to the Board of Directors by the Investor for so long as the Investor shall continue to hold at least 2% of the shares of the Issuer’s outstanding Common Stock and that the MHR Nominee shall, to the extent permitted by law or any applicable rule or listing standard of any applicable securities exchange or market, be a member of each committee of the Board of Directors;

•	The Investor and the Board of Directors shall promptly select the Mutual Director, the Mutual Director shall be nominated for election to the Board of Directors and the Board of Directors shall elect the Mutual Director;

•	The Investor has the right to appoint the MHR Observer and the MHR Observer has the right to attend meetings of the Board of Directors and any committees thereof, solely in a non-voting capacity, and to receive all notices, written materials and other information given to directors in connection with such meetings, subject only to attorney-client privilege considerations;

•	The number of directors on the Board of Directors was fixed at five, and such number may be decreased by action of the Board of Directors taken by the affirmative vote of a majority of the whole Board of Directors and such number of directors may only be increased upon the unanimous vote or unanimous written consent of the Board of Directors;

•	Any vacancy on the Board of Directors created by the resignation, removal or other discontinuation of service as a member of the Board of Directors of the MHR Nominee shall be filed by an individual designated by the MHR Nominee prior to the effectiveness of such vacancy, other than in the case of removal of the MHR Nominee for cause;

•	Any vacancy on the Board of Directors created by the resignation, removal or other discontinuation of service as a member of the Board of Directors of the Mutual Director shall only be filed by an individual who shall have been nominated or approved in writing by both a majority of the Board of Directors and the Investor;

•	The existing removal provisions of the By-Laws were deleted in their entirety and replaced with provisions providing that any director, other than the MHR Nominee and the Mutual Director, may be removed, with or without cause, by the affirmative vote of the holders of a majority of the shares of common stock outstanding and entitled to vote at the election of directors and that the MHR Nominee and the Mutual Director, may be removed, with or without cause, by the affirmative vote of the holders of at least 85% of the shares of common stock outstanding and entitled to vote at the election of directors, provided that the stockholder vote requirement shall cease to have any force or effect after the Investor shall cease to hold at least 2% of the shares of the Issuer’s outstanding common stock.;

•	A quorum for the transaction of business must include the MHR Director and the Mutual Director while in office;

•	The rights in the By-Laws appurtenant to the Investor may only be altered, amended or repealed with the unanimous vote or written consent of the Board of Directors or the affirmative vote of the holders of at least 85% of the shares of common stock outstanding and entitled to vote at the election of directors, provided that the stockholder vote requirement shall cease to have any force or effect after the Investor shall cease to hold at least 2% of the shares of the Issuer’s outstanding common stock; and

•	The Board of Directors may not adopt any resolution setting forth, or call any meeting of stockholders for the purpose of approving, any amendment to the By-Laws that would affect the rights of the Investor set forth therein without a vote in favor of such resolution by the MHR Nominee for so long as the Investor continues to hold at least 2% of the shares of the Issuer’s outstanding common stock.

           The amendments to the By-Laws, as described herein, are attached as Exhibit 10 hereto and are incorporated by reference herein.

           In addition, in connection with the consummation of the transactions described in this Item 4, the Issuer and the Investor entered into customary related agreements.

           Lock-Up Agreement

           In connection with the Issuer’s registered offering of Shares described in Item 3 above, on May 9, 2006 the Investors and Dr. Rachesky agreed with the underwriters of such offering pursuant to a letter agreement (the "Lock-Up Agreement") that the Investor and Dr. Rachesky will not offer or sell or take certain actions with respect to the registration of any Shares for a period of 90 days from the date of the final prospectus to be used in confirming the sale of Shares in such offering. This paragraph is a summary description of the material terms of the Lock-Up Agreement and is qualified in its entirety by reference to the terms of the Lock-Up Agreement, which is filed as Exhibit 12 hereto and is incorporated herin by reference.

Item 5. Interest in Securities of the Issuer

           According to information provided to the Reporting Persons by the Issuer, the number of Shares outstanding as of May 15, 2006, the date of the closing of the offering described above in Item 3, will be 27,890,085. All percentages of beneficial ownership presented herein are calculated after giving effect to the issuance of the Shares pursuant to exercise of Warrants currently owned by the Reporting Persons and issuance of the Shares into which such Reporting Person’s portion of the Convertible Notes will be convertible after consummation of the Exchange, and assuming such Reporting Person’s Convertible Notes were converted into Shares as of such date.

           (a)      (i) Master Account may be deemed the beneficial owner of 4,770,587 Shares (approximately 16.2% of the total number of Shares outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)). This number consists of (A) 3,123,626 Shares held for the account of Master Account, (B) 836,896 Shares that can be obtained by Master Account upon exercise of warrants to acquire Shares, and (C) 810,065 Shares that can be obtained by Master Account upon the conversion of the Convertible Notes to be received by Master Account in the Exchange into Shares (the “Master Account Conversion”).

                (ii)      Capital Partners (100) may be deemed the beneficial owner of 651,557 Shares (approximately 2.3% of the total number of Shares outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Exchange Act). This number consists of (A) 424,818 Shares held for the account of Capital Partners (100), (B) 115,961 Shares that can be obtained by Capital Partners (100) upon exercise of warrants to acquire Shares, and (C) 110,778 Shares that can be obtained by Capital Partners (100) upon the conversion of the Convertible Notes to be received in the Exchange by Capital Partners (100) in the Exchange into Shares (the “Capital Partners (100) Conversion”).

                (iii)      Advisors may be deemed the beneficial owner of 5,422,144 Shares (approximately 18.2% of the total number of Shares outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Exchange Act). This number consists of (A) (1) 3,123,626 Shares held for the account of Master Account, (2) 836,896 Shares that can be obtained by Master Account upon exercise of warrants to acquire Shares, and (3) 810,065 Shares that can be obtained by Master Account upon the conversion of the Convertible Notes to be received in the Master Account Conversion, and (B) (1) 424,818 Shares held for the account of Capital Partners (100), (2) 115,961 Shares that can be obtained by Capital Partners (100) upon exercise of warrants to acquire Shares, and (3) 110,778 Shares that can be obtained by Capital Partners (100) upon the conversion of Convertible Notes to be received in the Capital Partners (100) Conversion.

                (iv)      Institutional Partners II may be deemed the beneficial owner of 1,084,094 Shares (approximately 3.8% of the total number of Shares outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Exchange Act). This number consists of (A) 187,979 Shares held for the account of Institutional Partners II, (B) 14,698 Shares that can be obtained by Institutional Partners II upon the exercise of warrants to acquire Shares and (C) 881,417 Shares that can be obtained by Institutional Partners II upon the conversion of the Convertible Notes to be received by Institutional Partners II in the Exchange into Shares (the “Institutional Partners II Conversion”).

                (v)      Institutional Partners IIA may be deemed the beneficial owner of 2,731,164 Shares (approximately 9.1% of the total number of Shares outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Exchange Act). This number consists of (A) 473,577 Shares held for the account of Institutional Partners IIA, (B) 37,030 Shares that can be obtained by Institutional Partners IIA upon the exercise of warrants to acquire Shares and (C) 2,220,557 Shares that can be obtained by Institutional Partners IIA upon the conversion of the Convertible Notes to be received by Institutional Partners IIA in the Exchange into Shares (the “Institutional Partners IIA Conversion”).

                (vi)      Institutional Advisors II may be deemed the beneficial owner of 3,815,258 Shares (approximately 12.3% of the total number of Shares outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Exchange Act). This number consists of (A) (1) 187,979 Shares held for the account of Institutional Partners II, (2) 14,698 Shares that can be obtained by Institutional Partners II upon the exercise of warrants to acquire Shares and (3) 881,417 Shares that can be obtained by Institutional Partners II upon the conversion of the Convertible Notes to be received in the Institutional Partners II Conversion and (B) (1) 473,577 Shares held for the Account of Institutional Partners IIA, (2) 37,030 Shares that can be obtained by Institutional Partners IIA upon the exercise of warrants to acquire Shares and (3) 2,220,557 Shares that can be obtained by Institutional Partners IIA upon the conversion of the Convertible Notes to be received in the Institutional Partners IIA Conversion.

                (vii)      Fund Management may be deemed the beneficial owner of 9,237,402 Shares (approximately 28.1% of the total number of Shares outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Exchange Act). This number consists of (A) (1) 3,123,626 Shares held for the account of Master Account, (2) 836,896 Shares that can be obtained by Master Account upon exercise of warrants to acquire Shares, and (3) 810,065 Shares that can be obtained by Master Account upon the conversion of the Convertible Notes to be received in the Master Account Conversion, (B) (1) 424,818 Shares held for the account of Capital Partners (100), (2) 115,961 Shares that can be obtained by Capital Partners (100) upon exercise of warrants to acquire Shares, and (3) 110,778 Shares that can be obtained by Capital Partners (100) upon the conversion of the Convertible Notes to be received in the Capital Partners (100) Conversion, (C) (1) 187,979 Shares held for the account of Institutional Partners II, (2) 14,698 Shares that can be obtained by Institutional Partners II upon the exercise of warrants to purchase Shares and (3) 881,417 Shares that can be obtained by Institutional Partners II upon the conversion of the Convertible Notes to be received in the Institutional Partners II Conversion and (D) (1) 473,577 Shares held for the account of Institutional Partners IIA, (2) 37,030 Shares that can be obtained by Institutional Partners IIA upon the exercise of warrants to acquire Shares and (3) 2,220,557 Shares that can be obtained by Institutional Partners IIA upon the conversion of the Convertible Notes to be received in the Institutional Partners IIA Conversion.

                (viii)      Dr. Rachesky may be deemed the beneficial owner of 9,237,402 Shares (approximately 28.1% of the total number of Shares outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Exchange Act). This number consists of (A) (1) 3,123,626 Shares held for the account of Master Account, (2) 836,896 Shares that can be obtained by Master Account upon exercise of warrants to acquire Shares, and (3) 810,065 Shares that can be obtained by Master Account upon the conversion of the Convertible Notes to be received in the Master Account Conversion, (B) (1) 424,818 Shares held for the account of Capital Partners (100), (2) 115,961 Shares that can be obtained by Capital Partners (100) upon exercise of warrants to acquire Shares, and (3) 110,778 Shares that can be obtained by Capital Partners (100) upon the conversion of the Convertible Notes to be received in the Capital Partners (100) Conversion, (C) (1) 187,979 Shares held for the account of Institutional Partners II, (2) 14,698 Shares that can be obtained by Institutional Partners II upon the exercise of warrants to purchase Shares and (3) 881,417 Shares that can be obtained by Institutional Partners II upon the conversion of the Convertible Notes to be received in the Institutional Partners II Conversion and (D) (1) 473,577 Shares held for the account of Institutional Partners IIA, (2) 37,030 Shares that can be obtained by Institutional Partners IIA upon the exercise of warrants to acquire Shares and (3) 2,220,557 Shares that can be obtained by Institutional Partners IIA upon the conversion of the Convertible Notes to be received in the Institutional Partners IIA Conversion.

           (b)      (i) Master Account may be deemed to have (x) the sole power to direct the disposition of 4,770,587 Shares which may be deemed to be beneficially owned by Master Account as described above, and (y) the sole power to direct the voting of 4,770,587 Shares which may be deemed to be beneficially owned by Master Account as described above.

                (ii)      Capital Partners (100) may be deemed to have (x) the sole power to direct the disposition of 651,557 Shares which may be deemed to be beneficially owned by Capital Partners (100) as described above, and (y) the sole power to direct the voting of 651,557 Shares which may be deemed to be beneficially owned by Capital Partners (100) as described above.

                (iii)      Advisors may be deemed to have (x) the sole power to direct the disposition of 5,422,144 Shares which may be deemed to be beneficially owned by Advisors as described above, and (y) the sole power to direct the voting of 5,422,144 Shares which may be deemed to be beneficially owned by Advisors as described above.

                (iv)      Institutional Partners II may be deemed to have (x) the sole power to direct the disposition of 1,084,094 Shares which may be deemed to be beneficially owned by Institutional Partners II as described above, and (y) the sole power to direct the voting of 1,084,094 Shares which may be deemed to be beneficially owned by Institutional Partners II as described above.

                (v)      Institutional Partners IIA may be deemed to have (x) the sole power to direct the disposition of 2,731,164 Shares which may be deemed to be beneficially owned by Institutional Partners IIA as described above, and (y) the sole power to direct the voting of 2,731,164 Shares which may be deemed to be beneficially owned by Institutional Partners IIA as described above.

                (vi)      Institutional Advisors II may be deemed to have (x) the sole power to direct the disposition of 3,815,258 Shares which may be deemed to be beneficially owned by Institutional Advisors II as described above, and (y) the sole power to direct the voting of 3,815,258 Shares which may be deemed to be beneficially owned by Institutional Advisors II as described above.

                (vii)      Fund Management may be deemed to have (x) the sole power to direct the disposition of the 9,237,402 Shares which may be deemed to be beneficially owned by Fund Management as described above, (y) the sole power to direct the voting of 9,237,402 Shares which may be deemed to be beneficially owned by Fund Management as described above.

                (viii)      Dr. Rachesky may be deemed to have (x) the sole power to direct the disposition of the 9,237,402 Shares which may be deemed to be beneficially owned by Dr. Rachesky as described above, (y) the sole power to direct the voting of 9,237,402 Shares which may be deemed to be beneficially owned by Dr. Rachesky as described above.

           On April 10, 2006, the Investor exercised the Warrant Purchase Option and acquired Warrants to purchase an aggregate of 617,211 Shares.

           On May 5, 2006, the Investor exercised its right to exchange its interests in the Secured Loan for the Convertible Notes pursuant to the provisions of the Investment Agreement. The closing of this exchange is scheduled to occur on or about May 15, 2006. In such exercise, the Investor will receive Convertible Notes exercisable for an aggregate of 4,022,817 Shares.

           On May 9, 2006, the Investor purchased 960,000 Shares for $8.26 per share pursuant to a registered offering by the Issuer. The source of the funds for such purchases was working capital.

           Except for the transactions described in the previous paragraph, there have been no transactions with respect to the Shares in the last 60 days by any of the Reporting Persons.

           (d)      (i)      The partners of Master Account, including Advisors, have the right to participate in the receipt of dividends from, or proceeds from the sale of, the securities held for the account of Master Account in accordance with their partnership interests in Master Account.

                (ii)      The partners of Capital Partners (100), including Advisors, have the right to participate in the receipt of dividends from, or proceeds from the sale of, the securities held for the account of Capital Partners (100) in accordance with their partnership interests in Capital Partners (100).

                (iii)      The partners of Institutional Partners II, including Institutional Advisors II, have the right to participate in the receipt of dividends from, or proceeds from the sale of, the securities held for the account of Institutional Partners II in accordance with their partnership interests in Institutional Partners II.

                (iv)      The partners of Institutional Partners IIA, including Institutional Advisors II, have the right to participate in the receipt of dividends from, or proceeds from the sale of, the securities held for the account of Institutional Partners IIA in accordance with their partnership interests in Institutional Partners IIA.

           (e)      Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

           In connection with the Investment Agreement, the Investor entered into the Registration Rights Agreement and Institutional Partners IIA entered into the Loan Agreement and received the note under the Loan Agreement, each as described in Item 4 above. In addition, in connection with the Issuer's registered offering of Shares described in Item 4 above, the Investors and Dr. Rachesky entered into the Lock-Up Agreement for the benefit of the underwriters of such offering. The information set forth in Items 4 and 5(c) above is incorporated herein by reference.

           As described in the Schedule 13G, each of Capital Partners (500) (now Master Account) and Capital Partners (100) also hold warrants to purchase Shares, which are presently exercisable. As of the date hereof, Master Account holds warrants to purchase 836,896 Shares and Capital Partners (100) holds warrants to purchase 115,961 Shares. Certain of the Shares and warrants held for the accounts of Master Account and Capital Partners (100) were acquired through the purchase of units of the Issuer. Each such unit consisted of one Share and warrants to purchase 0.375 Shares.

Item 7. Material to be Filed as Exhibits

Exhibit No.	Description

1	Joint Filing Agreement, dated as of May 11, 2006, by and among Master Account, Advisors, Institutional Partners IIA, Institutional Advisors II, Fund Management and Dr. Rachesky.
2	Investment and Exchange Agreement, dated as of September 26, 2005, by and among the Issuer and the Investor (incorporated by reference to Exhibit 10.3 to Issuer’s Current Report on Form 8-K filed September 30, 2005) (Exhibits, schedules or similar attachments to this Exhibit have not been filed; upon request, the Reporting Persons will furnish supplementally to the Commission a copy of any such exhibit or schedule).
3	Senior Secured Term Loan Agreement, dated as of September 26, 2005 (the “Loan Agreement”), by and between the Issuer, as Borrower, and Institutional Partners II A, as Lender (incorporated by reference to Exhibit 10.1 to Issuer’s Current Report on Form 8-K filed September 30, 2005) (Exhibits, schedules or similar attachments to this Exhibit have not been filed; upon request, the Reporting Persons will furnish supplementally to the Commission a copy of any such exhibit or schedule).
4	Pledge and Security Agreement, dated as of September 26, 2005, between the Issuer and Institutional Partners IIA, on behalf of and for the benefit of the Lenders under the Loan Agreement (incorporated by reference to Exhibit 10.7 to Issuer’s Current Report on Form 8-K filed September 30, 2005). Exhibits, schedules or similar attachments to this Exhibit have not been filed; upon request, the Reporting Persons will furnish supplementally to the Commission a copy of any such exhibit or schedule.
5	Registration Rights Agreement, dated as of September 26, 2005, by and between the Issuer and the Investor (incorporated by reference to Exhibit 10.8 to Issuer’s Current Report on Form 8-K filed September 30, 2005).*
6	Amendment to Warrant A3, dated as of September 26, 2005, by and between the Issuer and Capital Partners (100) (incorporated by reference to Exhibit 10.4 to Issuer’s Current Report on Form 8-K filed September 30, 2005).
7	Amendment to Warrant A4, dated as of September 26, 2005, by and between the Issuer and Capital Partners (500) (incorporated by reference to Exhibit 10.5 to Issuer’s Current Report on Form 8-K filed September 30, 2005).
8	Amendment No. 1, dated as of September 26, 2005, to Rights Agreement, dated as of February 23, 1996 and restated as of June 7, 2001, between the Issuer and Mellon Investor Service, LLC, as Rights Agent (incorporated by reference to Exhibit 4.1 to Issuer’s Current Report on Form 8-K filed September 30, 2005).
9	Form of Convertible Note between the Issuer and the Investor (incorporated by reference to Exhibit 10.2 to Issuer’s Current Report on Form 8-K filed September 30, 2005).
10	Amendment to the By-Laws of the Issuer (incorporated by reference to Exhibit 3.1 to Issuer’s Current Report on Form 8-K filed September 30, 2005).
11	Form of Warrant to purchase Shares (incorporated by reference to Exhibit 10.6 to Issuer’s Current Report on Form 8-K filed September 30, 2005).
12	Form of Lock-Up Agreement executed by each of Master Account, Capital Partners (100), Institutional Partners, Institutional Partners IIA and Dr. Rachesky.

SIGNATURES

           After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date: May 11, 2006	MHR CAPITAL PARTNERS MASTER ACCOUNT LP

By:      MHR Advisors LLC,
           its General Partner

By:      /s/ Hal Goldstein
           Name: Hal Goldstein
           Title: Vice President

MHR ADVISORS LLC

By:      /s/ Hal Goldstein
           Name: Hal Goldstein
           Title: Vice President

MHR INSTITUTIONAL PARTNERS IIA LP

By:      MHR Institutional Advisors II LLC,
           its General Partner

By:      /s/ Hal Goldstein
           Name: Hal Goldstein
           Title: Vice President

MHR INSTITUTIONAL ADVISORS II LLC

By:      /s/ Hal Goldstein
           Name: Hal Goldstein
           Title: Vice President

MHR FUND MANAGEMENT LLC

By:      /s/ Hal Goldstein
           Name: Hal Goldstein
           Title: Vice President

MARK H. RACHESKY, M.D.

By:      /s/ Mark H. Rachesky

Annex A

Directors and officers of MHR Advisors LLC, MHR Institutional Advisors II LLC and MHR
Fund Management LLC

Name/Citizenship Mark H. Rachesky, M.D. (United States) Hal Goldstein (United States)	Principal Occupation Managing Member and Principal Vice President and Principal	Business Address 40 West 57th Street 24th Floor New York, NY 10019 40 West 57th Street 24th Floor New York, NY 10019

Exhibit Index

Exhibit No.	Description

1	Joint Filing Agreement, dated as of May 11, 2006, by and among Master Account, Advisors, Institutional Partners IIA, Institutional Advisors II, Fund Management and Dr. Rachesky.
2	Investment and Exchange Agreement, dated as of September 26, 2005, by and among the Issuer and the Investor (incorporated by reference to Exhibit 10.3 to Issuer’s Current Report on Form 8-K filed September 30, 2005) (Exhibits, schedules or similar attachments to this Exhibit have not been filed; upon request, the Reporting Persons will furnish supplementally to the Commission a copy of any such exhibit or schedule).
3	Senior Secured Term Loan Agreement, dated as of September 26, 2005 (the “Loan Agreement”), by and between the Issuer, as Borrower, and Institutional Partners II A, as Lender (incorporated by reference to Exhibit 10.1 to Issuer’s Current Report on Form 8-K filed September 30, 2005) (Exhibits, schedules or similar attachments to this Exhibit have not been filed; upon request, the Reporting Persons will furnish supplementally to the Commission a copy of any such exhibit or schedule).
4	Pledge and Security Agreement, dated as of September 26, 2005, between the Issuer and Institutional Partners IIA, on behalf of and for the benefit of the Lenders under the Loan Agreement (incorporated by reference to Exhibit 10.7 to Issuer’s Current Report on Form 8-K filed September 30, 2005). Exhibits, schedules or similar attachments to this Exhibit have not been filed; upon request, the Reporting Persons will furnish supplementally to the Commission a copy of any such exhibit or schedule.
5	Registration Rights Agreement, dated as of September 26, 2005, by and between the Issuer and the Investor (incorporated by reference to Exhibit 10.8 to Issuer’s Current Report on Form 8-K filed September 30, 2005).*
6	Amendment to Warrant A3, dated as of September 26, 2005, by and between the Issuer and Capital Partners (100) (incorporated by reference to Exhibit 10.4 to Issuer’s Current Report on Form 8-K filed September 30, 2005).
7	Amendment to Warrant A4, dated as of September 26, 2005, by and between the Issuer and Capital Partners (500) (incorporated by reference to Exhibit 10.5 to Issuer’s Current Report on Form 8-K filed September 30, 2005).
8	Amendment No. 1, dated as of September 26, 2005, to Rights Agreement, dated as of February 23, 1996 and restated as of June 7, 2001, between the Issuer and Mellon Investor Service, LLC, as Rights Agent (incorporated by reference to Exhibit 4.1 to Issuer’s Current Report on Form 8-K filed September 30, 2005).
9	Form of Convertible Note between the Issuer and the Investor (incorporated by reference to Exhibit 10.2 to Issuer’s Current Report on Form 8-K filed September 30, 2005).
10	Amendment to the By-Laws of the Issuer (incorporated by reference to Exhibit 3.1 to Issuer’s Current Report on Form 8-K filed September 30, 2005).
11	Form of Warrant to purchase Shares (incorporated by reference to Exhibit 10.6 to Issuer’s Current Report on Form 8-K filed September 30, 2005).
12	Form of Lock-Up Agreement executed by each of Master Account, Capital Partners (100), Institutional Partners, Institutional Partners IIA and Dr. Rachesky.

Exhibit 1

JOINT FILING AGREEMENT

           The undersigned hereby agree that the Statement on Schedule 13D with respect to the Common Stock of Emisphere Technologies, Inc., dated as of October 3, 2005, is, and any amendments thereto (including amendments on Schedule 13G) signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934.

Date: May 11, 2006	MHR CAPITAL PARTNERS MASTER ACCOUNT LP

By:      MHR Advisors LLC,
           its General Partner

By:      /s/ Hal Goldstein
           Name: Hal Goldstein
           Title: Vice President

MHR ADVISORS LLC

By:      /s/ Hal Goldstein
           Name: Hal Goldstein
           Title: Vice President

MHR INSTITUTIONAL PARTNERS IIA LP

By:      MHR Institutional Advisors II LLC,
           its General Partner

By:      /s/ Hal Goldstein
           Name: Hal Goldstein
           Title: Vice President

MHR INSTITUTIONAL ADVISORS II LLC

By:      /s/ Hal Goldstein
           Name: Hal Goldstein
           Title: Vice President

MHR FUND MANAGEMENT LLC

By:      /s/ Hal Goldstein
           Name: Hal Goldstein
           Title: Vice President

MARK H. RACHESKY, M.D.

By:      /s/ Mark H. Rachesky